UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2024

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 29, 2024, the Board of Directors (the “Board”) of Immatics N.V. (the “Company”) appointed Alise Reicin to the Board as a temporary non-executive director, effective immediately, to fulfill the vacant position within the Board until her proposed appointment by the general meeting of shareholders at the 2025 Annual General Meeting of Shareholders. Dr. Reicin’s biographical information is set forth below.

Alise Reicin, M.D., age 64. Since 2020, Alise Reicin has served as the President and Chief Executive Officer of Tectonic Therapeutic. From 2018 to 2019, Dr. Reicin served as President, Global Clinical Development at Celgene Corporation. Prior to that, she served as Head of Global Clinical Development at EMD Serono. She previously served in various senior clinical development roles at Merck and was a faculty member at Columbia Medical School and a physician and researcher at Columbia Presbyterian Hospital. In addition to the Immatics Board, Dr. Reicin serves on the board of directors of Sana Biotechnology and previously served on the board of directors of Homology Medicine. Dr. Reicin holds a B.S. in biochemistry from Barnard College of Columbia University and an M.D. from Harvard Medical School, where she was enrolled in the Health Sciences and Technology program with the Massachusetts Institute of Technology.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351, 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: July 29, 2024
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer